

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 18, 2018

Via E-mail
Philippe Van Acker
Chief Financial Officer
Remedent, Inc.
Zuiderlaan 1-3 bus 8,
9000 Ghent, Belgium

> **Re:** **Remedent, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2017**
> **Filed June 29, 2017**
> **File No. 1-15975**

Dear Mr. Van Acker:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery